UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         VYTERIS HOLDINGS (NEVADA), INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   894631 209
      --------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
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             (Date of Event that Requires Filing of this Statement)




Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c) (and 13d-2(b))
      [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 894631 209
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1.  NAME OF REPORTING PERSON

      Qubit Holdings LLC
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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      AGGREGATE AMOUNT        5.    SOLE VOTING POWER                     0
      OF SHARES
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      BENEFICIALLY            6.    SHARED VOTING POWER           1,885,197
      OWNED BY
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      REPORTING               7.    SOLE DISPOSITIVE POWER                0
      PERSON
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                              8.    SHARED DISPOSITIVE POWER      1,885,197
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      1,885,197
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES    [  ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.23%
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12. TYPE OF REPORTING PERSON

      OO
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                                      - 2 -

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CUSIP No. 894631 209
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1.  NAME OF REPORTING PERSON

      Alan Fogelman
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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      AGGREGATE AMOUNT        5.    SOLE VOTING POWER                     0
      OF SHARES
--------------------------------------------------------------------------------
      BENEFICIALLY            6.    SHARED VOTING POWER           1,885,197
      OWNED BY
--------------------------------------------------------------------------------
      REPORTING               7.    SOLE DISPOSITIVE POWER                0
      PERSON
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                              8.    SHARED DISPOSITIVE POWER      1,885,197
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      1,885,197
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.23%
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12. TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

ITEM 1.

      (a)   Name of Issuer:

                  Vyteris Holdings (Nevada), Inc. (the "Company")

      (b)   Address of Issuer's Principal Executive Offices:

                  13-01 Pollitt Drive
                  Fair Lawn, NJ  07410

ITEM 2.

      (a)   Name of Person Filing:

                  This report is being filed by each of Qubit Holdings LLC and Alan Fogelman.

      (b)   Address of Principal Business Office:

                  c/o 535 Madison Avenue, 18th Floor
                  New York, NY 10022

      (c)   Citizenship:

                  Qubit Holdings LLC is a Delaware limited liability company. Alan Fogelman is a U.S. citizen.

      (d)   Title of Class of Securities:

                  common stock, $0.001 par value (the "Common Stock")

      (e)   CUSIP Number:

                  894631 209

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR (c), CHECK THE STATUS OF THE PERSON FILING:

                  None.

ITEM 4.     OWNERSHIP:

      (a)   Amount beneficially owned:

                  1,885,197 shares of Common Stock.

      (b)   Percent of class:

                  9.23%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:

                        -0-

            (ii)  Shared power to vote or to direct the vote:

                        1,885,197

            (iii) Sole power to dispose or to direct the disposition of:

                        -0-

            (iv)  Shared power to dispose or to direct the disposition of:

                        1,885,197

                  Alan Fogelman (the "Manager") is the non-member manager of Qubit Holdings LLC ("Qubit"). Pursuant to Qubit's operating agreement, the Manager has voting and dispositive power as to all securities held by Qubit.

                  On August 19, 2005, the Company entered into a securities purchase agreement with certain institutional investors in respect of the private placement of an aggregate of $10.0 million of senior secured convertible debentures (the "August 19 Financing"). The August 19 Financing included the conversion of the August 2, 2005 $1.0 million note of the Company issued to Qubit (the "August 2 Debenture"), as reported on the Schedule 13G filed by each of Qubit and the Manager on August 12, 2005, into a three-year senior secured convertible debenture (the "August 19 Debenture") with 8% interest per annum payable quarterly (that, upon the occurrence of certain events, increases to 10% per annum), with payments of principal to be made in cash or, upon the occurrence of certain circumstances, shares of Common Stock registered under the Securities Act of 1933, as amended, and valued at a discount to the immediately preceding five-trading day weighted average trading price. The August 19 Debenture is convertible, at the option of Qubit, into 416,667 shares of Common Stock at $2.40 per share and, subject to the achievement of certain milestones, the Company may cause the conversion of, or redeem, the August 19 Debenture.

                  Also, in the August 19 Financing, in lieu of the warrant that was to be issued by the Company to Qubit in connection with the August 2 Debenture, as reported in the Schedule 13G filed by each of Qubit and the Manager on August 12, 2005, the Company issued to Qubit an immediately exercisable warrant to purchase 208,334 shares of Common Stock, at an exercise price of $2.88 per share, expiring August 19, 2012.

                  In addition, the August 19 Financing included the issuance of an option to each investor therein to purchase (i) a senior convertible debenture with a principal amount equal to (or, at the election of each investor, less than) 50% of the principal amount of the August 19 Debenture(s) purchased by such investor and (ii) a warrant to purchase an amount equal to 50% of the number of shares issuable on the full conversion of such Debenture(s). Accordingly, the Company issued to Qubit an option to purchase a debenture in the principal amount of (or, at the election of Qubit, less than) $500,000 and a warrant to purchase an amount equal to 50% of the number of shares issuable on the full conversion of such Debenture (the "August 19 Option").

                  On December 23, 2005, Qubit exercised its August 19 Option and purchased a three-year senior secured convertible debenture (the "December 23 Debenture") in the principal amount of $500,000 with 8% interest per annum payable quarterly (that, upon the occurrence of certain events, increases to 10% per annum), with payments of principal to be made in cash or, upon the occurrence of certain circumstances, shares of Common Stock registered under the Securities Act of 1933, as amended, and valued at a discount to the immediately preceding five-trading day weighted average trading price. The December 23 Debenture is convertible, at the option of Qubit, into 208,334 shares of Common Stock at $2.40 per share and, subject to the achievement of certain milestones, the Company may cause the conversion of, or redeem, the December 23 Debenture. The Company also issued to Qubit an immediately exercisable warrant to purchase 104,167 shares of Common Stock, at an exercise price of $2.88 per share, expiring December 23, 2012.

                  As a result of the foregoing, as of the date hereof, Qubit beneficially owns an aggregate of 1,885,197 shares of Common Stock. According to the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005, there were 19,293,858 shares of Common Stock issued and outstanding as of November 7, 2005. Based on this number, Qubit beneficially owns 9.23% of such class of securities.

                  For the reason indicated above, the Manager may be deemed to beneficially own the 1,885,197 shares of Common Stock held by Qubit, representing 9.23% of such class of securities.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10.    CERTIFICATIONS:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2006

                              Qubit Holdings LLC


                              By: /s/ Alan Fogelman
                              -------------------------------
                              Name:  Alan Fogelman
                              Title: Non-Member Manager



                              /s/ Alan Fogelman
                              -------------------------------
                              Alan Fogelman

                                  EXHIBIT INDEX

99.1  AGREEMENT RELATING TO THE FILING OF A JOINT STATEMENT